E N T E R G Y. C O M

ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

EXTENSIVE ADDITIONAL INFORMATION IS AVAILABLE ONLINE:

Transaction Information and Updates: Entergy.com/TransmissionMerger Upgrading the U.S. Electrical System: ModernizeTheGrid.com ITC Website: ITCtransco.com

Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy Transmission business’s a bold move and it should be. Adapting to our changing world requires decisive action.

The spin/merge transaction is designed to ensure not just the availability, but the reliability, diversity and security of energy in our region. It is the right transaction at the right time—a powerful solution that will deliver results for our customers, our employees and our communities.

E N T E R G Y. C O M

THE WORLD IS CHANGING.

The demands being placed on the electric grid today are vastly different and greater than those for which it was designed and built. Meeting these challenges in the U.S. could require the electric utility industry to invest between $1.5 and $2 trillion in infrastructure between 2012 and 2030.

Entergy recognizes this challenge and is pursuing an affordable, reliable solution—spinning off then merging its electric transmission business with ITC Holdings Corp., an independent, transmission-only company. It

THE GROWING NEEDS OF TOMORROW’s

infrastructure investment could potentially triple over the next two decades—driven by replacement of aging assets, environmental regulations and other compliance requirements.

For Entergy, electric transmission capital requirements could grow twice as fast as total capital in the near term, and over four times as fast as total capital over the next seven years compared to the past seven years. Transmission capital could account for almost half of capital expenditures over depreciation over the next seven years. Bottom-line, transmission investments of the future are expected to be a disproportionate part of a very capital-intensive business.

IT MATTERS NOW

Today our states’ and our communities’ economic vitality is closely linked As early as 1998, Entergy began advancing the idea of creating an to diverse, affordable and reliable electricity. Our high-tech society independent transmission company to serve our region. The proposed places ever-increasing demands on electricity. At the same time a range ITC transaction satisfies that long-term, strategic vision at the right time of factors have converged on the industry and the Entergy companies that with the right company.

will drive growing capital expenditures across virtually every dimension of electricity generation and delivery. Eventually, these costs flow through A TRANSMISSION LEADER to our customers. ITC is new to the mid-South region but not to the transmission business.

Formed in 2003 in Michigan and now with operations in seven states

The implication is clear: the capital investments required over the next across the Midwest and Great Plains, ITC focuses solely on transmission decade will drive costs higher for customers. But new approaches taken and remains strictly independent of any other utility interests. Since its now can mitigate the impact. inception, ITC has made $2.8 billion in capital investments and anticipates another $4.2 billion in incremental investments through 2016. ITC’s

A SMART SOLUTION operational excellence is unquestioned—it has improved every business

Electric utilities are pursuing various solutions to the problem. Some are it has acquired or merged with, moving its businesses over time into the merging to add scale and increase financial capacity. Some are seeking top quartile or higher of industry safety and reliability performance while greater certainty through regulations with formula rate plans, forward test keeping costs below peer average. ITC has also created a transmission-

years and the like. Others have decided to change their business models—a only utility from the ground up in Kansas and Oklahoma.

key component of the approach Entergy proposes.

Upgrading and modernizing the U.S. electric grid will require large and rapidly growing capital expenditures. The industry

ALL OF THESE BENEFITS ARE ACHIEVABLE WITH VERY LITTLE EFFECT ON RETAIL RATES

In fact, transmission costs are a small fraction of the overall electricity bill. Projections across the Entergy operating companies indicate that in 2014 the impact of the proposed transaction on the typical residential monthly bill could range from a slight decrease to an increase of roughly one percent—a modest increase to receive significant benefits. This estimated change is based on, among other factors, ITC’s anticipated return on equity, cost of debt and capital structure. Detailed projections by operating company will be made available online.